Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS

AMENDED AND RESTATED BPY UNIT OPTION PLAN

Amended November 5, 2019

BROOKFIELD PROPERTY PARTNERS
AMENDED AND RESTATED BPY UNIT OPTION PLAN

SECTION 1.                         GENERAL PROVISION

1.1                               Purpose

The purpose of the Brookfield Property Partners BPY Unit Option Plan (the “Plan”) is to (i) promote the alignment of interests of Eligible Persons with the unitholders of BPY; (ii) encourage Eligible Persons to remain with Brookfield Property Partners; and (iii) attract new employees and officers.

1.2                               Administration

(a)                                 The Plan shall be administered by the Board.

(b)                                 Subject to the limitations of the Plan, the Board shall have the authority to:  (i) grant Options to Eligible Persons; (ii) determine the terms, limitations, restrictions and conditions upon such grants, including vesting and exercise; (iii) determine whether an Eligible Person will receive a cash payment in lieu of BPY Units if the Option has vested and been exercised; (iv) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.  The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon BPY and all Participants.

(c)                                  To the extent permitted by applicable law, the Board may, from time to time, delegate to the Administrative Committee all or any of the powers conferred on the Board under the Plan.  In such event, references to the Board mean and include the Administrative Committee and the Administrative Committee will exercise all of the powers delegated to it by the Board in the manner and on the terms authorized by the Board.

1.3                               Interpretation

For the purposes of the Plan, the following terms shall have the following meanings:

(a)                                 “Administrative Committee” means a committee comprised of senior executives of (i) the Brookfield Property Group acting in their capacity as officers or directors of Brookfield Property Partners, and/or (ii) Brookfield Asset Management Inc. as determined by the Chief Executive Officer of the Brookfield Property Group;

(b)                                 “Affiliate” means with respect to any person, another person that directly, or indirectly through one or more persons, Controls or is Controlled by or is under common Control with, such person or a related body corporate;

(c)                                  “Blackout Period” means any period imposed by BPY, during which specified individuals, including insiders of BPY, may not trade in BPY’s securities (including, for greater certainty, where specific individuals are restricted from trading because they have material non-public information), but does not include any period when a regulator has halted trading in BPY’s securities;

(d)                                 “Board” means the board of directors of Brookfield Property Partners Limited, the general partner of BPY;

(e)                                  “BPY” means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

(f)                                   “BPY Unit” means a publicly-traded non-voting limited partnership unit of BPY;

(g)                                  “Brazilian Participant” means each Participant who is subject to taxation in Brazil in respect of Options;

(h)                                 “Brookfield Group” means Brookfield Asset Management Inc. and any of its Affiliates;

(i)                                     “Brookfield Property Group” means the operating and asset management entities within the property platform of Brookfield Asset Management Inc. and includes the service providers to BPY pursuant to its Master Services Agreement;

(j)                                    “Brookfield Property Partners” means BPY and any Affiliate of BPY that employs Eligible Persons;

(k)                                 “Cause” means:

(i)                                     a Participant’s willful failure or refusal to perform his or her employment duties after being given notice and a reasonable opportunity to remedy such failure or refusal;

(ii)                                  a Participant’s gross misconduct in connection with the Participant’s employment;

(iii)                               a Participant’s act of dishonesty or breach of trust in connection with the Participant’s employment;

(iv)                              a Participant’s conviction of, or a plea of guilty or no contest to, any indictable criminal offence or any other criminal offence involving fraud, dishonesty or misappropriation;

(v)                                 a Participant’s conduct which is likely to injure the reputation or business of the Brookfield Group, including, without limitation, any breach of the Brookfield Group’s Code of Business Conduct and Ethics or the willful violation by the Participant of any of the Brookfield Group’s policies;

(vi)                              a Participant’s breach of confidentiality, non-solicitation or non-competition obligations; or

(vii)                           any other conduct of a Participant which would be treated as cause and/or serious misconduct under the laws of the jurisdiction in which the termination occurs;

(l)                                     “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder;

(m)                             “Control” and similar expressions mean a relationship between two persons wherein one of such persons has the power, through the ownership of equity securities, by contract or otherwise, to directly or indirectly direct the management and policies of the other of such persons;

(n)                                 “Eligible Persons” means:

(i)                                     directors, officers or Employees of BPY or any Affiliate of BPY whose location of employment is within the United States, without regard to that individual’s tax residence or citizenship and for which BPY Units constitute “service recipient stock” within the meaning of Section 409A;

(ii)                                  officers or Employees of Brookfield Property Partners whose location of employment is within the United Kingdom or any jurisdiction other than the United States, Australia or Canada, without regard to that individual’s tax residence or citizenship; and

(iii)                               any other persons so designated by the Board, subject to applicable laws and regulations;

(o)                                 “Employee” means full-time and part-time employees, but does not include consultants or independent contractors;

(p)                                 “Employer” means the entity that employs the Participant (or that employed the Participant immediately prior to his or her Termination Date);

(q)                                 “Exercise Price” has the meaning set out in Section 2.2(a);

(r)                                    “Expiry Period” has the meaning set out in Section 2.3(b);

(s)                                   “Fair Market Value” means, for any Option or BPY Unit, the closing price of a BPY Unit on the Nasdaq on the last trading day preceding the applicable day; provided that, for purposes of establishing the Exercise Price of an Option, “Fair Market Value” means the volume-weighted average price of a BPY Unit on the Nasdaq for the five trading days preceding the effective grant date;

(t)                                    “Nasdaq” means the Nasdaq Stock Market or successor thereto;

(u)                                 “Option” means an option granted to a Participant which represents the right to receive, pursuant to the terms of the Plan, BPY Units or, at the discretion of the Board, a cash payment on exercise of the Option equal to the amount, if any, by which the Fair Market Value of a BPY Unit on the date of exercise exceeds the Exercise Price;

(v)                                 “Option Agreement” has the meaning set out in Section 2.1(c);

(w)                               “Participants” means Eligible Persons to whom Options have been granted but have not been exercised or cancelled;

(x)                                 “Plan” has the meaning set out in Section 1.1;

(y)                                 “Retirement” means the resignation of a Participant in circumstances determined by the Board, in its absolute discretion, to be retirement;

(z)                                  “Section 409A” has the meaning set out in Section 2.4;

(aa)                          “Security-Based Compensation Arrangement” has the meaning set out in the TSX Company Manual;

(bb)                          “Specified Maximum” has the meaning set out in Section 1.4(b);

(cc)                            “Tax” means any tax liability payable by a Participant in relation to their participation in the Plan under the laws of the jurisdiction in which the Participant is employed;

(dd)                          “Termination Date” means, unless otherwise determined by the Board, a Participant’s last day of active employment, as further clarified below:

(i)                                     in the event a Participant’s employment is terminated by the Employer for any reason, the last day of active employment will be the date and time notice of termination is delivered to the Participant and will not include any period the Participant is under notice of termination or any period of deemed employment, pay in lieu of notice of termination or salary continuance provided or required to be provided by the Employer to the Participant;

(ii)                                  in the event of a continuous leave of absence (including for disability), the Participant’s last day of active employment will be the earlier of the date of termination of employment and two years from the start of the Participant’s continuous leave of absence;

(iii)                               in the event of a Participant’s resignation or Retirement, the last day of active employment will be the effective date of resignation or Retirement; and

(iv)                              in the event of a Participant’s death, the last day of active employment means the date of the Participant’s death;

(ee)                            “TSX” means the Toronto Stock Exchange or successor thereto;

(ff)                              “U.S. Participant” means a Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code;

(gg)                            “Vested” means the Vesting Period has expired and the Option is exercisable; and

(hh)                          “Vesting Period” means any period imposed by the Board before a granted Option becomes Vested and exercisable.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to its principles of conflicts of law.

1.4                               Units Reserved

(a)                                 The only securities of BPY issuable under the Plan shall be BPY Units.

(b)                                 The maximum number of BPY Units (“Specified Maximum”) that are issuable for all purposes under the Plan shall be 15,000,000 BPY Units. Where, upon exercise of an Option, BPY Units are issued to a Participant, the number of BPY Units issued as determined in accordance with Section 2.3(c) of the Plan will be deducted from the Specified Maximum. The Specified Maximum is subject to adjustment in accordance with the provisions of the Plan.

(c)                                  The maximum number of BPY Units that are issuable to any one person under the Plan shall not exceed 5% of the outstanding BPY Units (on a non-diluted basis), less the aggregate number of BPY Units reserved for issuance to such person under any other Security-Based Compensation Arrangement of BPY.

(d)                                 The maximum number of BPY Units that are issuable to insiders of BPY at any time pursuant to the Plan and issuable under all other Security-Based Compensation Arrangements of BPY shall not exceed 10% of issued and outstanding BPY Units.

(e)                                  The maximum number of BPY Units that are issued to insiders of BPY within a one-year period pursuant to the Plan and issued under all other Security-Based Compensation Arrangements of BPY shall not exceed 10% of issued and outstanding BPY Units.

(f)                                   In the event of any change in the outstanding BPY Units by reason of any subdivision or consolidation of BPY Units, payment of distributions in units (other than normal distributions), reclassification or conversion of BPY Units, recapitalization, reorganization, or any other event which, in the judgment of the Board, justifies action by way of adjustment to the number of Options, the Board shall, subject to applicable law, make appropriate substitution or adjustment in the number and kind of units on which unexercised Options are based and in the Exercise Price of such Options.

(g)                                  In the event of the reorganization of BPY or the amalgamation, merger or consolidation of BPY with another company, or the payment of a special or extraordinary distribution, the Board shall, subject to applicable law, make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate. Any such adjustments shall, to the extent applicable, be in accordance with Section 409A so as not to cause a modification or a deemed new grant of the Option to a U.S. Participant.

1.5                               Non-Exclusivity

Nothing contained herein shall prevent the Employer from adopting other or additional compensation arrangements, subject to any required approval.

1.6                               Amendment and Termination

(a)                                 The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of security holders or any governmental or regulatory body. However, except as expressly set forth herein, no action of the Board, or security holders may adversely alter or impair the rights of a Participant without the consent of the affected Participant, under any Option previously granted to the Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking security holder approval:

(i)                                    amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii)                                 amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and the Nasdaq);

(iii)                              amendments necessary for awards to qualify for favorable treatment under applicable tax laws;

(iv)                             any amendment to the vesting provisions of the Plan or any Option;

(v)                                any amendment to the termination or early termination provisions of the Plan or any Option, whether or not such Option is held by an insider, provided such amendment does not entail an extension beyond the Expiry Period; and

(vi)                             amendments necessary to suspend or terminate the Plan.

(b)                                 Securityholder approval will be required for the following types of amendments:

(i)                                    amendments to the number of BPY Units issuable under the Plan, including an increase to a fixed maximum number of BPY Units or a change from a fixed maximum number of BPY Units to a fixed maximum percentage;

(ii)                                 any amendment to the Plan that increases the length of the period after a Blackout Period during which Options may be exercised;

(iii)                              any amendment which would result in the Exercise Price for any Option granted under the Plan being lower than the Fair Market Value of the BPY Units at the time the Option is granted;

(iv)                             any amendment which reduces the Exercise Price of an Option, other than pursuant to Sections 1.4(f) and 1.4(g) of the Plan;

(v)                                any amendment expanding the categories of Eligible Persons which would have the potential of broadening or increasing insider participation;

(vi)                             any amendment extending the term of an Option held by an insider beyond its Expiry Period, except as provided in Section 2.3(b);

(vii)                          any amendment to the amendment provisions granting additional powers to the Board to amend the Plan without security holder approval; and

(viii)                       amendments required to be approved by security holders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

1.7                               Right of Service

Neither participation in the Plan nor any action under the Plan shall be construed to give any Participant a right to be retained in the services of the Employer.

SECTION 2.                         OPTIONS

2.1                               Grants

(a)                                 Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Sections 2.2, 2.3 and 3.1 hereof, applicable to the exercise of an Option.

(b)                                 An Eligible Person may, subject to the Board’s discretion, be granted Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

(c)                                  Each Option shall be confirmed by, and subject to, an option agreement (an “Option Agreement”) executed by the Participant. The grant of an Option is conditional on the Participant signing the Option Agreement.

(d)                                 The effective grant date of Options shall be (i) in the case of a grant of Options approved by the Board during a Blackout Period, no earlier than the sixth trading day following the end of such Blackout Period and (ii) in the case of all other grants of Options, no earlier than the sixth trading day following the date such grant is approved by the Board, provided in all cases, that if a subsequent Blackout Period is imposed prior to the grant date, the grant date shall be deferred until no earlier than the sixth trading day following the end of such subsequent Blackout Period.

2.2                               Option Exercise Price

(a)                                 The exercise price (“Exercise Price”) of each Option will be established at the time such Option is granted, which shall be awarded in U.S. dollars and shall not be less than the volume-weighted average price of a BPY Unit on the Nasdaq for the five trading days preceding the effective grant date, and shall, in all cases, be not less than such amount required by applicable regulatory authorities from time to time.

(b)                                 The Exercise Price shall be subject to adjustment in accordance with the provisions of Section 1.4 hereof.

2.3                               Exercise of Options

(a)                                 The Board may determine when any Option shall become Vested and exercisable and may determine that the Option shall be Vested and exercisable in installments. Unless otherwise specified in the Option Agreement or other agreement with the Participant, Options become Vested as to 20% at the first anniversary date after the grant and as to 20% at the end of each subsequent anniversary date up to and including the fifth anniversary date of the grant.

(b)                                 The Board may determine the maximum period following the grant date during which a Vested Option may be exercised (the “Expiry Period”), subject to the provision that Options shall not be exercisable later than 10 years after the date of grant, provided that, if an Option would otherwise expire during a Blackout Period or within 10 days after the end of the Blackout Period, to the extent permitted by applicable law, the term of such Option shall automatically be extended until 10 days after the end of the Blackout Period.

(c)                                  Subject to (a) and (b) above, the discretion of the Board, the applicable provisions of Section 3.1 below and Appendix A (with respect to Brazilian Participants), a Vested Option may be exercised at the election of a Participant by delivering to BPY a completed notice of exercise.  On exercise, and subject to Section 2.3(d), the Participant is entitled to receive the number of BPY Units with an aggregate Fair Market Value at the date of exercise equal to (i) the amount by which the Fair Market Value of a BPY Unit at the date of exercise exceeds the Exercise Price, multiplied by (ii) the number of Options exercised. Cash will be paid in lieu of fractional BPY Units based on the Fair Market Value of a BPY Unit on the date of exercise. At the discretion of the Board, BPY may in lieu of issuing BPY Units on exercise of an Option to pay the Participant, subject to Section 2.3(d), cash equal to (i) the amount by which the Fair Market Value of a BPY Unit at the date of exercise exceeds the Exercise Price, multiplied by (i) the number of Options exercised. Such issuance of BPY Units or cash payment shall be made within 10 days after the applicable notice of exercise.

(d)                                 BPY may and shall deduct from any payment to which a Participant is entitled upon the exercise of an Option any applicable withholdings and deductions relating to any amount of Tax or other government deduction or withholding that BPY is obliged to deduct or withhold in respect of the payment.

(e)                                  Except as required by law, BPY is not responsible for any Tax which may become payable by a Participant in connection with the grant, acquisition or exercise of Options, or any other dealing by a Participant with Options.

(f)                                   A Participant shall not be deemed for any purpose to be, or to have rights as, a unitholder of BPY by such exercise of an Option, except to the extent such units are issued therefor and then only from the date such units are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such units are issued to a Participant pursuant to the exercise of Options.

(g)                                  If, as and when any BPY Units have been duly issued upon the exercise of an Option and in accordance with the terms of such Option and the Plan and any regulations made hereunder, such BPY Units shall be conclusively deemed allotted as fully paid and non-assessable units of BPY.

2.4                               Compliance with Legislation

The Board may postpone any exercise of any Option or the issue of any BPY Units pursuant to the Plan for such time as the Board in its discretion may deem necessary in order to permit BPY to effect or maintain registration of the Plan or the BPY Units issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that such units and the Plan are exempt from such registration. BPY shall not be obligated by any provision of the Plan or grant thereunder to issue BPY Units in violation of the law of any government having jurisdiction therein. In addition, BPY shall have no obligation to issue any BPY Units pursuant to the Plan unless such BPY Units shall have been duly listed, upon official notice of issuance, with a stock exchange on which such BPY Units are listed for trading.

With respect to U.S. Participants, each Option is intended to be exempt from the application of Section 409A of the Code and the regulations thereunder as in effect from time to time (“Section 409A”), and all of the provisions of this Plan shall be construed and interpreted in a manner consistent with requirements for avoiding taxes, interest and penalties under Section 409A.  If any provision of the Plan contravenes Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Section 409A, or to avoid the incurrence of taxes, interest and penalties under Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to BPY or contravening Section 409A.  However, the Board shall have no obligation to modify the Plan or any Option and does not guarantee that Options will not be subject to taxes, interest and penalties under Section 409A.

SECTION 3.                         EMPLOYMENT STATUS

3.1                               Change in Employment Status

Except as otherwise determined by the Board in accordance with applicable laws and regulations, the following provisions apply to the exercise and cancellation of Options on or following a change in the employment status of a Participant.  For greater certainty, no Option shall be exercisable after its Expiry Period, except as set out in Section 2.3(b).

(a)                                 In the event of termination of the employment of a Participant by the Employer other than for Cause, each of the Vested Options held by the Participant shall cease to be exercisable 60 calendar days after the Participant’s Termination Date.  Each Option held by a Participant that is Vested but not exercised by such time shall be cancelled.  Each Option held by a Participant that is not Vested by the Termination Date shall be cancelled on the Termination Date.

(b)                                 In the event of termination of the employment of a Participant by the Employer for Cause, all Options whether Vested or not Vested by the Termination Date shall be cancelled on the Termination Date.

(c)                                  In the event of resignation by a Participant, all Options whether Vested or not Vested by the Termination Date shall be cancelled on the Termination Date.

(d)                                 In the event of Retirement by a Participant, each of the Vested Options held by the Participant shall continue to be exercisable in accordance with the terms of the Plan until its original Expiry Period.  Each Option held by a Participant that is Vested but not exercised by such time shall be cancelled. Each Option held by a Participant that is not Vested by the Termination Date shall be cancelled on the Termination Date.

(e)                                  In the event of a Participant being on a continuous leave of absence other than as a result of disability or leave authorized by statute, all Options whether Vested or not Vested by the Termination Date shall be cancelled on the Termination Date.

(f)                                   In the event of a Participant being on an authorized continuous leave of absence as a result of disability or leave authorized by statute, each of the Vested Options held by the Participant shall cease to be exercisable 60 calendar days after the Participant’s Termination Date. Each Option held by a Participant that is Vested but not exercised by such time shall be cancelled. Each Option held by a Participant that is not Vested by the Termination Date shall be cancelled on the Termination Date.

(g)                                  In the event of the death of a Participant, the legal representatives of the Participant may exercise each of the Vested Options held by the Participant for six months after the Participant’s Termination Date to the extent such Options are by their terms Vested and exercisable by the Termination Date or become so within a period of six months following the Participant’s death.  Each Option held by a Participant that is Vested but not exercised by the legal representatives of the Participant by such time shall be cancelled. Each Option held by a Participant that is not Vested by the Termination Date that would not otherwise become Vested within a period of six months following the Participant’s death shall be cancelled on the Termination Date.

(h)                                 If an Option would otherwise cease to be exercisable during a Blackout Period pursuant to Section 3.1(a), (c), (d), (e), (f) or (g), the term of such Option shall automatically be extended until 10 days after the end of the Blackout Period.

SECTION 4.                         GENERAL

4.1                               Unfunded Plan

Neither the establishment of the Plan nor the granting of Options to a Participant (if, in the Board’s sole discretion it chooses to do so) shall be deemed to create a trust. Amounts payable to any Participant under the Plan shall be a general unsecured obligation of BPY.  The right of the Participant or a legal representative of the Participant to receive payment pursuant to the Plan shall be no greater than the rights of a general unsecured creditor of BPY.

4.2                               Inalienability of Benefits

Subject to the provisions herein set forth, none of the benefits, payments, proceeds, allocations, claims or rights of any Participant hereunder shall be subject to any claim of any creditor of any Participant, nor shall the same be subject to attachment or garnishment or other legal process by any creditor of the

Participant, nor shall any Participant have the right to alienate, anticipate, commute, pledge, transfer, sell, encumber or assign any Options or any of the benefits, payments, proceeds, allocations, claims or rights to which he or she is entitled, contingently or otherwise, under the Plan, except the payments under the Plan may be directed to a legal representative of the Participant as contemplated by this Plan.

SECTION 5.                         APPROVAL

5.1                               Approval

The Plan was adopted effective June 9, 2014. Amendments to the Plan were approved by the Board on February 3, 2015 and approved by the unitholders of BPY at its Special Meeting held March 26, 2015. Minor housekeeping amendments were made as of February 4, 2016 to make the Plan suitable for Australian Participants and on February 7, 2018 to make the Plan suitable for Brazilian Participants and reflect BPY’s U.S. listing on the Nasdaq. Amendments to the Plan were approved by the Board on November 5, 2019 to provide that the Exercise Price for a grant of Options shall be calculated for the period of five trading days immediately preceding the effective grant date, regardless of whether the grant is approved by the Board during a Blackout Period.

Appendix A
Brazilian Participants

The provisions of this Appendix A apply to Options held by a Brazilian Participant. All capitalized terms used in this Appendix A have the meanings attributed to them in the Plan. This Appendix A shall have no other effect on any other terms and provisions of the Plan except as set forth below.

Section 2.3(c) of the Plan is deleted in its entirety and replaced with the following:

“Subject to Section 2.3(a) and (b) above, the discretion of the Board and the applicable provisions of Section 3.1 below, a Vested Option may be exercised at the election of a Participant by one of the following two methods:

i.                  the purchase of the BPY Units underlying the Option by delivery of a cheque to BPY in the amount of the Exercise Price and applicable tax withholdings and deductions, under the terms of the Option; or

ii.               the receipt of an amount per Option equal to the difference between the Exercise Price of the Option and the price at which Brookfield Securities Corp., or such other securities dealer as designated by BPY, is able to sell the BPY Units underlying the Option in the capital markets, selected by such dealer in its discretion, or otherwise, on the trading day that notice is given of the Exercise of the Option. The transfer cost incurred to sell the BPY Units and applicable tax withholdings and deductions will be deducted from the net proceeds payable to the Participant.”